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Pan American Silver Receives Shareholder Approval for the Acquisition of Tahoe

Vancouver, B.C. - Jan. 8, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American") is pleased to announce that at its special meeting of shareholders held earlier today, shareholders overwhelmingly approved the resolution to increase the maximum number of authorized shares of Pan American (the "Authorized Capital Resolution") and the resolution to issue up to 72,533,152 Pan American shares (the "Share Issuance Resolution") in connection with the proposed plan of arrangement (the “Arrangement”) pursuant to which Pan American will acquire all of the issued and outstanding shares of Tahoe Resources Inc. (“Tahoe”).

Detailed results of the votes cast were as follows:

Resolution	Votes For	% For	Votes Against	% Against
Authorized Capital Resolution	83,233,358	98.44%	1,318,149	1.56%
Share Issuance Resolution	83,602,370	98.88%	949,140	1.12%

In addition to the approval by Pan American shareholders, Tahoe shareholders approved the Arrangement at the special meeting of Tahoe shareholders held today. The Arrangement is subject to approval by the Supreme Court of British Columbia and satisfaction of certain other customary closing conditions. The Arrangement is expected to be completed on or about February 26, 2019, following authorization from the Mexican Federal Economic Competition Commission.

Further information on the Arrangement is available on Pan American’s website at: www.panamericansilver.com/investors/tahoe-transaction.

"We are very pleased to see strong shareholder support for our acquisition of Tahoe," said Michael Steinmann, President and Chief Executive Officer of Pan American. "This is a logical combination that provides investors with exposure to a geographically diversified portfolio of some of the world's best silver mining assets."

About Pan American Silver
Pan American is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, Pan American is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to the anticipated completion date of the Arrangement and the potential exposure to the combined company’s diversification in mining assets.

These forward-looking statements and information reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the timing of and ability to consummate the Arrangement; the ability to obtain requisite regulatory approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; changes in general economic, business and political conditions, including changes in the financial markets; and changes in applicable laws.

Certain of these factors are identified under the heading “Risk Factors” in the Circular, and under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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